

June 12, 2023

David Lee
Chief Financial Officer
Motorcar Parts of America, Inc.
2929 California Street
Torrance, CA 90503

      **Re: Motorcar Parts of America, Inc.**
          **Form 10-K for the Fiscal Year Ended March 31, 2022**
          **Filed June 14, 2022**
          **File No. 001-33861**

Dear David Lee:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              Division of Corporation Finance
              Office of Manufacturing